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                             November 1, 2021

       Claude Maraoui
       Chief Executive Officer, President and Director
       Journey Medical Corporation
       9237 E Via de Ventura Blvd., Suite 105
       Scottsdale, AZ 85258

                                                        Re: Journey Medical
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed October 22,
2021
                                                            File No. 333-260436

       Dear Mr. Maraoui:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Use of Non-GAAP Measures, page 63

   1. We note your COVID-19 sales force savings adjustment is due to the fact that you did not incur salary expense
related to your field sales forces. As such, it appears this Non-GAAP adjustment is for an
amount that is not in your historical GAAP financial statements and was not part of your
operating results for that period, which would be prohibited by Item
                                                        10(e)(2) of Regulation
S-K. Please revise your presentation accordingly.
       Product Licensing Agreements and Acquisitions, page 76

   2. With respect to your Accutane and Exelderm Agreements, please revise the references to
                                                        "low-double digits" to
provide a more defined range of royalties that does not exceed ten percentage points
(e.g., teens or low teens).
 Claude Maraoui
Journey Medical Corporation
November 1, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at (202) 551-3812 or Kevin Vaughn at (202) 551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Jeffrey Gabor at (202) 551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameClaude Maraoui
                                                           Division of
Corporation Finance
Comapany NameJourney Medical Corporation
                                                           Office of Life
Sciences
November 1, 2021 Page 2
cc:       Mark F. McElreath, Esq.
FirstName LastName